July 20, 2006

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.WE

Washington, DC 20549

Attn: Kevin W. Vaughn, Accounting Branch Chief

Re:	Mellon Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 3, 2006

File No. 001-7410

Dear Mr. Vaughn:

We have carefully reviewed and discussed your June 23, 2006 comments on our 2005 Form 10-K. Mellon has historically devoted substantial time, thought and resources to the depth and quality of the disclosures in our 10-K and 10-Q reports. We appreciate and welcome your assistance in ensuring that we comply with all applicable disclosure requirements and helping us enhance overall disclosures in our filings.

In this letter we have included your comments verbatim, each numbered as in your June 23, 2006 letter and followed by our response. We have also included disclosures we propose to add in future filings, beginning with the June 30, 2006 Form 10-Q, as requested in the first paragraph of your letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Management

Interest Rate Sensitivity Analysis – Fair value hedges, page 47

1.	We note your disclosure that you use interest rate swaps designated as fair value hedges to alter the interest rate sensitivity of your long-term debt, junior subordinated debentures and deposit liabilities. You state on page 47 that you did not record any hedge ineffectiveness during any of the periods presented. Please address the following regarding those disclosures:

U.S. Securities and Exchange Commission

July 20, 2006

•	Please tell us and disclose in future filings the method used to assess hedge effectiveness. Clearly specify if you are using the shortcut method or matched terms to assess hedge effectiveness.

Response:

We have used interest rate swaps to hedge the fair value of certain issues of fixed rate debt, one of our two issues of fixed rate junior subordinated debentures, five small issues of zero coupon certificates of deposit and two other certificates of deposit. At the inception of each of these hedging relationships, we determined that all the criteria of paragraph 68 of SFAS 133 (“Accounting for Derivative Instruments and Hedging Activities”) were met (as detailed further in our response beginning on page 5). Therefore, from the inception of each hedging relationship through the first quarter of 2006 we have applied the shortcut method to assess hedge effectiveness, and it was accordingly assumed that no ineffectiveness existed.

In the second quarter of 2006, we continued to apply the shortcut method to interest rate swaps hedging our fixed rate senior and subordinated debt and the certificates of deposit identified in the table on page 5 of this letter. With respect to the two interest rate swaps executed in December 2000 used to hedge a single issue of junior subordinated debentures, we have explained on page 7 of this letter why our analysis at inception and through their June 30, 2006 de-designation as a hedge provided the conclusion of no ineffectiveness. In response to further review and more recent discussion by the accounting industry and the FASB, as well as a number of restatements by other SEC registrants related to hedges of junior subordinated debentures, we understand that the ability to continue to assume no hedge ineffectiveness under the shortcut method is no longer being supported by the collective interpretative guidance of paragraph 68e of SFAS 133 for instruments with this interest deferral feature.

We also became aware during the recent discussions that in May 2002 the FASB Staff informally communicated that they believed the application of the shortcut method of hedge accounting was not acceptable in hedges of convertible debt for changes in fair value due to changes in the benchmark interest rate. This position was based on the interdependency of risks inherent in a financial instrument with multiple contractual components. The FASB Staff viewed the interest component and equity-based option of convertible debt to be so connected that it would not be possible to isolate the interest rate risk in a financial instrument with multiple interrelated risks (and therefore the shortcut hedging method would not be appropriate). By analogy, practice has concluded that the interest rate risk and credit risk (in the form of the interest deferral feature) inherent in the junior subordinated debentures would be deemed to be inseparable with respect to their impact on the change in fair value of the instrument.

U.S. Securities and Exchange Commission

July 20, 2006

We had therefore initiated analysis to support a valuation model to support the hedging relationship of the junior subordinated debentures using the so-called “long haul method” in the second quarter of 2006. However based on current interest rate expectations, we currently are considering the redemption of the junior subordinated debentures on or after the optional December 1, 2006 call date and replacing these securities with a combination of Tier I qualifying capital securities and senior debt securities. This redemption would in turn have resulted in the termination or de-designation of the two swaps, so we chose at June 30, 2006 to de-designate these two interest rate swaps as a fair value hedge of our single issue of junior subordinated debentures. Furthermore, we terminated the two interest rate swaps on July 6, 2006. The aggregate positive fair value of the two swaps at termination was $1 million. Accordingly, we will record changes in fair value of the swaps from the de-designation date until the July 6, 2006 termination date through our income statement, but will no longer record an equal but offsetting change in fair value as a carrying value adjustment of the junior subordinated debentures. The cumulative basis adjustment in the carrying value of the junior subordinated debentures, which was $2 million at June 30, 2006, will be accreted in accordance with paragraph 24 of SFAS 133.

We have taken the approach described above, as we have not considered the prior accounting for the hedges of the junior subordinated debentures to be in error. This is based on the fact that the FASB Staff’s May 2002 informal communication of the matter discussed above was not widely disseminated, and as such, those communications did not constitute newly issued and cleared implementation guidance as that term is used in DIG Issue K5 (“Miscellaneous: Transition Provisions for Applying the Guidance in Statement 133 Implementation Issues”). Therefore, application of that guidance was not applied to the December 2000 hedges of the junior subordinated debentures. However, had that guidance been considered newly issued and cleared implementation guidance, we would have followed DIG Issue K5, response III.B., which requires application to existing and future hedging relationships.

U.S. Securities and Exchange Commission

July 20, 2006

Beginning with the June 30, 2006 Form 10-Q, we will disclose the method used to assess hedge effectiveness. We will also provide the disclosures required by SFAS 133 as a result of the June 30, 2006 de-designations. Following are the additional disclosures we intend to include in the June 30, 2006 Form 10-Q, which we expect to file on or about August 4, 2006:

“Mellon applies the shortcut method available under SFAS 133 to interest rate swaps designated as fair value hedges of fixed rate long-term debt and certificates of deposit. Accordingly, the changes in fair value of the interest rate swaps are recorded in the income statement with an offsetting amount recorded as an adjustment to the carrying values of the respective hedged items. Prior to June 30, 2006, we also applied the shortcut method to the interest rate swaps designated as fair value hedges of the junior subordinated debentures. On June 30, 2006, these swaps were de-designated as hedges of the debentures.”

“On June 30, 2006, we de-designated as a fair value hedge two interest rate swaps with a total notional value of $500 million. These swaps had previously been designated as a fair value hedge of $500 million of the face value of one issue of junior subordinated debentures. Through June 30, 2006, the offsetting change in fair value of the debentures due to changes in interest rates over the term of the interest rate swaps was $2 million, which had been reflected in the carrying value of the debentures using the shortcut method under SFAS 133. Following de-designation, this portion of the carrying value of the debenture will be accreted as a reduction of interest expense through the date of the debentures’ maturity with full recognition in the event of redemption. Based on current interest rate expectations, we are considering the redemption of the junior subordinated debentures on or after the optional December 1, 2006 call date and replacing these securities with a combination of Tier I qualifying capital securities and senior debt securities. We terminated the two interest rate swaps on July 6, 2006. The aggregate fair value of these two swaps at termination was $1 million.”

U.S. Securities and Exchange Commission

July 20, 2006

•	Tell us how you determined that the criteria in paragraph 65 (matched terms) or 68 (shortcut) of SFAS 133 have been met for each hedging relationship.

Response: The following shows the receive fixed/pay variable interest rate swaps in place at December 31, 2005, which convert fixed rate liability instruments to variable rate liability instruments.

Hedged item	Number of interest rate swaps	Notional value (millions)	Fair value (millions)
Jr. Subordinated debentures	2	$500	$17.7
Notes & debentures	13	2,550	(1.8)
Certificates of deposit	7	60	(1.6)

Total	22	$3,110	$14.3

The following summarizes how interest rate swaps used to hedge these liabilities comply with each of the criteria in paragraph 68 of SFAS 133. These responses are applicable to all swaps used for the above three categories of hedged items unless specified otherwise. The criteria are met as follows:

•	paragraph 68a: The notional amount of each swap at inception is exactly equal to either the total principal amount of the hedged liability or a designated portion of the total principal. Furthermore, for each liability hedged by multiple interest rate swaps, the sum of the notional amount of the swaps is precisely equal to the principal amount of the hedged liability; no swap was designated as hedging more than one liability.

•	paragraph 68b: Each swap was executed “at the market” as determined by our practice of obtaining competitive bids and taking the best bid. Swaps executed “at the market” have a zero value at inception as referenced in paragraph 131 of SFAS 133. No upfront fees are embedded in any of the swaps. For the hedge of the junior subordinated debentures, the interest rate swap component of the derivative was determined to have been zero at inception based upon the swap having been executed “at the market.” The fair value at inception is entirely attributable to the option component, which is a mirror image of the hedged item’s call provision, as required by paragraph 68d in order to qualify for shortcut treatment.

•	paragraph 68c: The terms of each swap include a fixed rate that is the same throughout the term and a variable rate that is based on the same index or rate ( 3-month LIBOR) throughout the term of the swap and includes the same constant adjustment or no adjustment.

U.S. Securities and Exchange Commission

July 20, 2006

•	paragraph 68d with respect to whether the liability is prepayable:

The hedged single issue of junior subordinated debentures contains an embedded call option that is mirrored in the hedging swaps.

The notes & debentures being hedged are not callable, except for three items. Three callable debt instruments have make-whole provisions. Illustrative example #4 in DIG Issue E6 (“The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment”) indicates that fixed rate debt instruments that include a make-whole provision are not considered prepayable under paragraph 68d of SFAS 133. The interest rate swaps do not include make-whole provisions beyond standard settlement mechanisms.

Certificates of deposit totaling $25 million are callable and the related interest rate swap hedging these $25 million of callable certificates have identical terms. The remaining certificates of deposit are not prepayable.

•	paragraph 68dd: The variable leg of each swap is based on 3-month LIBOR, which is the benchmark interest rate risk designated as being hedged throughout the term of the swap.

•	paragraph 68e: All terms of the hedged items and the related interest rate swaps are determined to be typical of those items and are not considered to invalidate the assumption of no ineffectiveness. As further explained in the response beginning on page 7, the interest deferral feature of the junior subordinated debentures relates to certain credit-related events (not related to the hedged interest rate risk), occurrence of which we deem less than remote given our high investment grade credit standing. This feature is typical of these types of instruments and was considered to have no measurable economic impact. In December 2000 when the interest rate swaps were executed, such an interest deferral feature in an interest rate swap would have been, to our knowledge, an unprecedented feature in a swap hedging junior subordinated debentures.

•	paragraph 68f: Each swap’s expiration date precisely matches the maturity date of the hedged item.

•	paragraph 68g: Each swap does not contain any floors or caps on the variable interest rate of the swap.

•	paragraph 68h: Each swap outstanding at December 31, 2005 has quarterly repricing based on the index associated with the variable leg of the swap, which is considered sufficiently frequent to justify the assumption that the variable payment is at a market rate.

U.S. Securities and Exchange Commission

July 20, 2006

•	Specifically tell us how you considered the interest deferral feature in your junior subordinated debentures in your assessment of hedge effectiveness.

Response:

Summary of the hedged instrument:

The hedged junior subordinated debentures mature on December 1, 2026 and are callable at Mellon’s option beginning December 1, 2006. Mellon has the right to defer payment of interest on the junior subordinated debentures at any time, or from time to time, for a period not exceeding five years but such a deferral would have the consequences discussed on page 8. Interest on the debentures is cumulative. If the debentures are called between December 1, 2006 and November 30, 2016, Mellon must pay a premium.

Summary of the swap outstanding:

The interest rate swaps entered December 22, 2000 to hedge the junior subordinated debentures contain mirror image calls, which require the counterparty to pay a premium if the swaps are called between December 1, 2006 and November 30, 2016, as required by paragraph 68d. The swaps were executed “at the market” as described in response to question 1 for paragraph 68b.

Assessment of the interest rate swaps as a hedge until their de-designation as a hedge on June 30, 2006:

When the hedge was executed in December 2000, the interest rate swaps were structured without a mirror image interest deferral feature. All other terms of the swap were exactly matched with the junior subordinated debentures.

Based on our review and understanding of paragraph 68 of SFAS 133 and related DIG interpretations, as well as the collective guidance from the accounting industry, we believed that the interest rate swaps met the requirements for fair value hedge accounting and shortcut treatment.

U.S. Securities and Exchange Commission

July 20, 2006

This interpretation was based on the following:

•	The interest deferral feature was related solely to Mellon’s credit risk. Interest payments would only be deferred if certain credit-related events (not related to the hedged interest rate risk) occurred, such as a significant credit downgrade requiring a need to conserve cash. Such interest deferral would require Mellon to suspend payment of dividends on its common stock and prohibit most common stock repurchases. SFAS 133 paragraph 70 states that “…comparable creditworthiness is not considered a necessary condition to assume no ineffectiveness in a hedge of interest rate risk.” Nonetheless at the inception of the hedge, this interest deferral feature was considered so remote as to have no measurable economic value. In December 2000 when the interest rate swaps were executed, such an interest deferral feature in an interest rate swap would have been, to our knowledge, an unprecedented feature in a swap hedging junior subordinated debentures.

•	The documented hedge was of the risk of changes in fair value of the junior subordinated debentures due to changes in the benchmark interest rate.

•	The possibility of credit default is not considered in shortcut hedges of plain-vanilla debt.

•	The guidance in the last two sentences of paragraph 21(f) and DIG Issue E6 appear to indicate that embedded features of a hedged item relating to a different risk class need not be considered. Specifically, DIG Issue E6 states:

“…any term, clause, or other provision in a debt instrument that gives the debtor or creditor the right to cause prepayment of the debt contingent upon the specific occurrence of a specific event related to the debtor’s credit deterioration or other change in the debtor’s credit risk (for example, the debtor’s failure to make timely payment, thus making it delinquent…) should not be considered a prepayment provision under the provisions of paragraph 68(d). Likewise, any term, clause or provision in a debt instrument that gives the debtor or creditor the right to cause prepayment of the debt contingent upon the occurrence of a specific event that (a) is not probable at the time of the debt issuance, (b) is unrelated to changes in benchmark interest rates or any other market variable…should not be considered a prepayment provision under the provisions of paragraph 68(d).”

•	Attempting to include a mirror interest deferral feature in the swap would not be consistent with the requirements of the shortcut method because the necessary formula to calculate each of the net settlements throughout the term of such a swap would not be the same.

U.S. Securities and Exchange Commission

July 20, 2006

We therefore concluded in December 2000 that the shortcut method in SFAS 133 did not require an interest rate swap hedging junior subordinated debentures to include an interest deferral feature. We did not believe that changes in the benchmark interest rate would have any measurable impact on the value of the interest rate deferral feature of the junior subordinated debentures. Further, we believed that the shortcut method would not be precluded solely as the result of the existence of the interest deferral feature in trust preferred securities. As such, we recorded no ineffectiveness prior to their June 30, 2006 hedge de-designation.

Treatment of the interest rate swaps at June 30, 2006:

As discussed on page 3, on June 30, 2006 we de-designated the two interest rate swaps that were previously designated as a hedge of the single issue of junior subordinated debentures. Accordingly, we will record changes in fair value of the swaps after the de-designation date through our income statement through their July 6, 2006 termination date, but will no longer record an equal but offsetting change in fair value as a carrying value adjustment of the junior subordinated debentures. The $2 million cumulative basis adjustment to the carrying value of the junior subordinated debentures at June 30, 2006 will be accreted in accordance with paragraph 24 of SFAS 133.

Critical Accounting Policies – Venture capital investments – page 55

2.	We note you carry your venture capital investments at fair value and recognize changes in fair value as equity investment revenue. Please address the following with respect to your accounting for such investments:

•	More clearly tell us the types of investments that you consider to be “venture capital investments;”

Response: Venture capital investments include direct investments in both publicly traded and privately held companies and indirect investments in private equity funds in which we hold a limited partnership interest. As discussed below, our venture capital investment companies are as defined by the glossary of the AICPA Audit and Accounting Guide for Investment Companies (the Guide) as an “…investment company whose primary investment objective is capital growth and whose capital is usually invested wholly or largely in restricted securities in negotiated transactions to form or develop companies with new ideas, products, or processes.”

Equity investment revenue includes both venture capital activity as well as equity income and gains on the sale of other equity investments, as shown in the table on page 13 of the December 31, 2005 Form 10-K.

U.S. Securities and Exchange Commission

July 20, 2006

Of the $582 million in carrying value of venture capital investments at December 31, 2005, approximately $554 million were held either by our Small Business Investment Company (SBIC) subsidiary or other limited partnerships formed exclusively for venture capital activities. The remaining $28 million carrying value at December 31, 2005 represents a legacy portfolio of “indirect” fund investments (i.e., limited partnership interests in entities that purchase one or more investments) from the venture activities of our Middle Market banking business sold in 2001; these indirect fund investments were retained in a non-SBIC company and managed by our current venture operations.

The components of the portfolio and activity are further described and shown in the disclosures on pages 31-32 of the 2005 Form 10-K and included:

•	direct investments in publicly traded companies carried at their fair value of $1 million at December 31, 2005.

•	direct investments in privately held companies that were new earlier-stage companies with startup operations or were growth and buyout investments in mature companies. These investments were carried at their fair value of $372 million at December 31, 2005 and primarily represent preferred and common stock, but also include mezzanine debt with detachable warrants.

•	indirect investments in private equity funds, generally structured as limited partnerships in which Mellon is a limited partner, carried at their fair value of $209 million at December 31, 2005. These funds are typically organized for a 10-year life with capital contributed from partners’ commitments over the initial 5-year period.

In 2004, Mellon announced that Mellon Ventures would not make new direct investments except in support of the existing portfolio. Mellon Ventures continues to provide follow-on investments with the objective of maximizing the return on the existing portfolio. This disclosure is included on page 32 of the December 31, 2005 Form 10-K.

We exclude from the venture capital classification the following strategic investments in non-public entities held by our core businesses (which are separately disclosed in Note 11 “Other assets” on page 85 of our December 31, 2005 Form 10-K):

•	joint ventures in which Mellon has over 20% ownership (most are 50% owned by Mellon) and exerts significant influence over operating and financial decisions and, accordingly, are accounted for under the equity basis of accounting. The carrying value of these investments was $224 million at December 31, 2005.

•	direct and indirect investments in non-public entities in which Mellon has less than 20% ownership and does not have significant influence as we are not involved in the day-to-day management of the entities. Accordingly, these are accounted for under the cost basis of accounting. These include Community Reinvestment Act and low-income housing partnerships, several non-controlling investments in trade or clearing associations associated with our processing businesses and various other entities. The carrying value of these investments was $80 million at December 31, 2005.

U.S. Securities and Exchange Commission

July 20, 2006

•	Tell us the authoritative literature upon which you relied in determining that such investments should be recorded at fair value;

•	Tell us the authoritative literature upon which you relied in determining that changes in estimated fair values should be recognized in current period earnings (as equity investment revenue);

Response (to both items): For all venture capital investments, we follow the Guide, whether held directly by our SBIC or by another consolidated subsidiary or partnership.

Chapters One and Two of the Guide prescribes types of entities subject to its scope (section 1.03 – 1.04) and that their investments are to be carried at fair value (section 2.28), with the changes in fair value during each period to be reported in income. Our investment valuation policies follow SBA guidelines (13 CFR Part 107) and required Small Business Administration approval, which is in accordance with Appendix A of the Guide.

In EITF 85-12 (“Retention of Specialized Accounting for Investments in Consolidation”), the EITF reached a consensus that “ …assuming that the specialized industry accounting principles are appropriate at the subsidiary level, those principles should be retained in consolidation.” We follow this consensus for these entities.

We disclosed the realized and unrealized components of venture capital revenue separately on page 32 of the December 31, 2005 Form 10-K and included such revenue in Equity investment revenue in our Consolidated Income Statement on page 65 of the December 31, 2005 Form 10-K.

•	If you are applying the guidance in the AICPA Investment Company Guide, tell us how you determined you are included in the scope of the guide.

Response: Mellon established its venture capital investment companies and an SBIC (investment companies) for the sole purpose of making venture capital investments that are described above. In addition, similar venture capital investments, the legacy indirect investments retained following sale of our Middle Market banking business in 2001, are held by another non-SBIC subsidiary and accounted for on a basis consistent with the SBIC. All venture capital investments are managed by a dedicated and discrete management group within Mellon.

Mellon’s investment companies are considered “investment companies” as indicated in paragraph 1.03 of the Guide, where venture capital investment companies and SBICs are listed for inclusion. As a result, paragraph 1.04 of the Guide applies, which states: “The accounting principles and auditing procedures in this Guide apply to all investment companies…”

U.S. Securities and Exchange Commission

July 20, 2006

Additionally, paragraph 1.05 of the Guide states:

“Though many aspects of venture capital investment companies, including SBICs and BDCs, differ from aspects of other types of investment companies, the provisions of this guide generally apply. (Venture capital investment companies are discussed in appendix A.).”

With respect to the $28 million venture capital investments held by the non-SBIC subsidiary, footnote 4 to the Guide’s section 1.05 indicates (based on the FASB Action Alert No. 02-14 issued April 3, 2002, as well as EITF D-74) that investments made prior to March 28, 2002 that follow the specialized accounting principles in the Guide, i.e., fair value, “should continue to be accounted for in accordance with the entity’s existing policy for such investments.” Accordingly, these investments have been continued to be carried at fair value.

Further, the investments held by the venture capital subsidiaries are not subject to the scope of FIN 46R (“Consolidation of Variable Interest Entities”) and as such the investments held by these entities do not require an evaluation as potential variable interest entities nor potential consolidation with Mellon. The August 20, 2003 FASB Action Alert 03-33 indicated the following:

“The Board also directed the staff to prepare FASB Staff Positions to delay the effective date of Interpretation 46 for the following parties: Non-registered investment companies that are currently accounting for their investments in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide, Audits of Investment Companies (the Audit Guide) . . . The Board decided to delay the effective date for these parties while the AICPA finalizes its Statement of Position (SOP) on the clarification of the scope of the Audit and Accounting Guide, Audits of Investment Companies, and accounting by the parent companies and equity method investors for investments in investment companies. When the AICPA issues the final SOP, the Board will consider modifying paragraph 4(e) of Interpretation 46 to provide an exception for companies that apply the Audit Guide as revised by the SOP.”

U.S. Securities and Exchange Commission

July 20, 2006

Financial Statements and Notes

Note 1 – Accounting policies

Change in Reporting Classifications, page 77

3.	We note that you began recording mutual fund distribution and service fees earned and paid on a gross basis in 2005, and that previously the net amounts of these revenue/expenses were recorded in fee revenue. Please tell us whether you believe that your prior accounting for distribution and service fees on a net basis was an error and, if so, why you have not provided the disclosures concerning the correction of an error required by APB 20.

Response: We do not believe our prior accounting was an error and, as such, no disclosures under APB 20 were required.

In the quarter ended September 30, 2005, Mellon reclassified the following distribution payments from contra-revenue to operating expense in that period and in all prior periods for the following items:

•	12b-1 fees that are paid from mutual funds to Mellon and passed through to intermediaries who referred customers to Mellon.

•	a portion of the fees earned by Mellon for managing or administering mutual funds in excess of the 12b-1 fees that Mellon has contracted to pay to certain higher-volume intermediaries.

•	Mellon payments to external subadvisors.

•	“renewal commissions,” which are typically paid pursuant to contracts with intermediaries in non-U.S. locations who refer customers to Mellon funds other than U.S. registered mutual funds and are paid by Mellon from fees earned for managing or administering funds.

Mellon’s prior policy had historically followed the predominant convention of asset management businesses owned by commercial banking businesses presenting payments as revenue pass-through rather than the gross presentation now predominantly followed by traditional stand-alone (nonbank) asset management businesses. Following the sale of its Human Resources administration businesses in the second quarter of 2005, Mellon revisited this treatment in the third quarter of 2005 as:

•	asset management sector revenue now represented over 50% of our consolidated revenue,

•	Mellon’s use of third-party distributors had been increasing in recent years, and

•	a change would make Mellon more consistent with the reporting practices of other large nonbank asset managers with significant mutual fund operations.

U.S. Securities and Exchange Commission

July 20, 2006

We performed an informal survey of Mellon’s peers in both banking and other financial services companies. Survey results indicated that there is a diversity of practice including both gross and net conventions as well as at least one on a hybrid method. However, it appeared gross revenue and expense presentation was now slightly more prevalent, especially among large nonbank asset managers. Two large asset managers were seen to have recently reclassified distributor payments as expenses.

The GAAP for the evaluation of this treatment — EITF 99-19 (“Reporting Revenue Gross as a Principal versus Net as an Agent”) — presents a list of factors that are to be considered in determining gross vs. net presentation. It is not a simple bright-line test; rather it required extensive legal analysis of language in our respective contracts.

In reevaulating our presentation in 2005, two main factors set forth in EITF 99-19 that were relevant to the review of these contracts are (a) whether Mellon had credit risk and (b) whether Mellon was the primary obligor in the arrangement. Other factors in EITF 99-19 were not relevant to our situation: general and physical inventory risk, physically changing the product during the process, discretion in selection of supplier, and latitude in establishing price. Further, none of the 13 examples in EITF 99-19 are relevant to the evaluation of the presentation of this fund distribution activity.

On the first factor, the evaluation of credit risk determined that Mellon technically had credit risk as the payor to the intermediaries, but no substantive risk as payments are made with distributions from fund assets. Non-payment to Mellon by the funds would be highly unlikely and has never happened in practice. Nevertheless, for these contractual situations, as a legal technicality, it was possible that Mellon could not be paid and still be required to pay the intermediary.

On the second factor, for the contracts involved it was determined that Mellon was a principal to the contractual relationships.

These tests are very legalistic in nature and resulted in much discussion by our lawyers in reaching their interpretation of the EITF factors. Further, the distribution contract arrangements have evolved over time.

Although EITF 99-19 does not offer a bright-line test, based on our legal review of these two factors in our most recent distribution and investment contracts, Mellon believed it was more appropriate to report the above items gross rather than net. We also believed that increased transparency would result from presenting these items as gross revenue and expense and enhancing the narrative provided in our financial statements. In this effort to provide increased transparency, all prior periods were reflected on this basis.

U.S. Securities and Exchange Commission

July 20, 2006

SFAS 154 (“Accounting Changes and Error Corrections”), which was issued in May 2005 and became effective in 2006, was also reviewed and deemed that it also would not have applied to this third quarter 2005 reclassification. This was not the application of a change due to an alternative or new accounting principle. Also, it was not considered an error correction as it results from a complex legal interpretation of terms in current distribution contracts as they relate to a non-bright line list of criteria to be considered in EITF 99-19 (which states “…none of the indicators should be considered presumptive or determinative; however the relative strength of each indicator should be considered.”). We had reevaluated presentation of payments as a result of (a) the distribution contract arrangements have evolved over time as indicated above, (b) the recent reclassification of such payments by at least two of our peers, (c) the results of the survey/comparison of the presentation of such payments by our peers, and (d) the increased prevalence of such payments due to our business model (Mellon has in recent years been using external distributors more often).

We considered SEC Staff Accounting Bulletin #99 (“Materiality”), which requires consideration of both “quantitative and qualitative factors” in determining accounting and classification. The third quarter 2005 reclassification did not affect pretax income, earnings per share or any balance sheet amounts. However, given the potential focus by some readers of Mellon’s financial statements on the amount of gross fees and expenses (both of which were increased), as well as the margin of affected sectors (which declined ), we also believed that reclassifying these payments and showing the impact on both revenue and expense for prior periods increased transparency, as well as consistency with a majority of our current peers. Refiling of prior year audited financial statements was not considered necessary as the comparable comparative grossed-up financial information was made available to the reader of our financial statements through our 1934 Act filings.

Our internal legal review, peer survey and conclusions were reviewed and discussed with our independent auditors who concurred with the proposed change in presentation. This change in presentation for the current and prior years was then reviewed with our audit committee.

The responses included in this letter were discussed and agreed with our independent auditors.

We hope the above information is responsive to your comments. Please contact me at 412-236-2054 if you require additional information or wish to discuss any of the information provided. If you have more technical accounting questions, please feel free to contact Michael K. Hughey, Mellon’s Corporate Controller, at (412) 234-5666.

U.S. Securities and Exchange Commission

July 20, 2006

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing.

•	enhancements to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A manually signed signature page was executed prior to the time of this electronic filing and will be retained by the Corporation for five years.

Sincerely,

/s/ Michael A. Bryson
Michael A. Bryson
Chief Financial Officer

cc: Michael K. Hughey